                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                 SCHEDULE 13D
                   Under the Securities Exchange Act of 1934
                               (Amendment No. 7)

                                  SCIOS INC.
                                  ----------
                               (Name of Issuer)

                    Common Stock, $.001 par value per share
                    ---------------------------------------
                        (Title of Class of Securities)

                                   808905103
                                   ---------
                                (CUSIP Number)

                              Third Security, LLC
                              The Governor Tyler
                              1902 Downey Street
                            Radford, Virginia 24141
                       Attention:  Marcus E. Smith, Esq.
                                (540) 731-3344
                                --------------
          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                   Copy to:
                           John Owen Gwathmey, Esq.
                               Hunton & Williams
                         Riverfront Plaza, East Tower
                             951 East Byrd Street
                           Richmond, Virginia 23219


                                August 22, 2000
                                ---------------
            (Date of Event Which Requires Filing of This Statement)

             If the filing person has previously filed a statement
             on Schedule 13G to report the acquisition that is the
           subject of this Schedule 13D, and is filing this schedule
                because of Rule 13d-1(e), 13d-1(f) or 13d-1(g),
                         check the following box [ ].

--------------------------                           -------------------------
CUSIP NO. 808905103                   13D             Page 2 of 13 Pages
--------------------------                           -------------------------
------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

       Randal J. Kirk
------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                      (a) [X]
                                                                      (b) [_]
------------------------------------------------------------------------------
 3    SEC USE ONLY


------------------------------------------------------------------------------
 4    SOURCE OF FUNDS

       PF
------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT   [_]
      TO ITEM 2(d) or 2(e)

------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION

       United States
------------------------------------------------------------------------------
                     7    SOLE VOTING POWER

     NUMBER OF
                           0
      SHARES       -----------------------------------------------------------
                     8    SHARED VOTING POWER
   BENEFICIALLY

     OWNED BY              2,000,000
                   -----------------------------------------------------------
       EACH          9    SOLE DISPOSITIVE POWER

    REPORTING
                           0
      PERSON       -----------------------------------------------------------
                     10   SHARED DISPOSITIVE POWER
       WITH
                           2,000,000
------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


       2,000,000
------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                          [_]
------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       5.2%
------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON

       IN
------------------------------------------------------------------------------

--------------------------                           -------------------------
CUSIP NO. 808905103                   13D             Page 3 of 13 Pages
--------------------------                           -------------------------
------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

       RJK, L.L.C.                    I.R.S. Identification No.: 54-1816015
------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                      (a) [X]
                                                                      (b) [_]
------------------------------------------------------------------------------
 3    SEC USE ONLY


------------------------------------------------------------------------------
 4    SOURCE OF FUNDS

       00-Funds of members of limited liability company
------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT   [_]
      TO ITEM 2(d) or 2(e)

------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION

       Virginia
------------------------------------------------------------------------------
                     7    SOLE VOTING POWER

     NUMBER OF
                           0
      SHARES       -----------------------------------------------------------
                     8    SHARED VOTING POWER
   BENEFICIALLY

     OWNED BY              481,377
                   -----------------------------------------------------------
       EACH          9    SOLE DISPOSITIVE POWER

    REPORTING
                           0
      PERSON       -----------------------------------------------------------
                     10   SHARED DISPOSITIVE POWER
       WITH
                           481,377
------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


       481,377
------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                          [_]
------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       1.3%
------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON

       00-Limited liability company
------------------------------------------------------------------------------

--------------------------                           -------------------------
CUSIP NO. 808905103                   13D              Page 4 of 13 Pages
--------------------------                           -------------------------
------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

       Kirkfield, L.L.C.              I.R.S. Identification No.: 54-1725089
------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                      (a) [X]
                                                                      (b) [_]
------------------------------------------------------------------------------
 3    SEC USE ONLY


------------------------------------------------------------------------------
 4    SOURCE OF FUNDS

       00-Funds of members of limited liability company
------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT   [_]
      TO ITEM 2(d) or 2(e)

------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION

       Virginia
------------------------------------------------------------------------------
                     7    SOLE VOTING POWER

     NUMBER OF
                           0
      SHARES       -----------------------------------------------------------
                     8    SHARED VOTING POWER
   BENEFICIALLY

     OWNED BY              276,907
                   -----------------------------------------------------------
       EACH          9    SOLE DISPOSITIVE POWER

    REPORTING
                           0
      PERSON       -----------------------------------------------------------
                     10   SHARED DISPOSITIVE POWER
       WITH
                           276,907
------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


       276,907
------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                          [_]
------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       0.7%
------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON

       00-Limited liability company
------------------------------------------------------------------------------

--------------------------                           -------------------------
CUSIP NO. 808905103                   13D             Page 5 of 13 Pages
--------------------------                           -------------------------
------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

       The Kirk Family Investment Plan  I.R.S. Identification No.: 54-1912927
------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                      (a) [X]
                                                                      (b) [_]
------------------------------------------------------------------------------
 3    SEC USE ONLY


------------------------------------------------------------------------------
 4    SOURCE OF FUNDS

       Not applicable
------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT   [_]
      TO ITEM 2(d) or 2(e)

------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION

       Virginia
------------------------------------------------------------------------------
                     7    SOLE VOTING POWER

     NUMBER OF
                           0
      SHARES       -----------------------------------------------------------
                     8    SHARED VOTING POWER
   BENEFICIALLY

     OWNED BY              0
                   -----------------------------------------------------------
       EACH          9    SOLE DISPOSITIVE POWER

    REPORTING
                           0
      PERSON       -----------------------------------------------------------
                     10   SHARED DISPOSITIVE POWER
       WITH
                           0
------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


       0
------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                          [_]
------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       0.0%
------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON

       00-Joint account
------------------------------------------------------------------------------

--------------------------                           -------------------------
CUSIP NO. 808905103                   13D             Page 6 of 13 Pages
--------------------------                           -------------------------
------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

       R.J. Kirk Trust under Declaration of Trust dated March 29, 2000

       I.R.S Identification No.:[_______________]
------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                      (a) [X]
                                                                      (b) [_]
------------------------------------------------------------------------------
 3    SEC USE ONLY


------------------------------------------------------------------------------
 4    SOURCE OF FUNDS

       Not applicable
------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT   [_]
      TO ITEM 2(d) or 2(e)

------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION

       Virginia
------------------------------------------------------------------------------
                     7    SOLE VOTING POWER

     NUMBER OF
                           0
      SHARES       -----------------------------------------------------------
                     8    SHARED VOTING POWER
   BENEFICIALLY

     OWNED BY              1,241,716
                   -----------------------------------------------------------
       EACH          9    SOLE DISPOSITIVE POWER

    REPORTING
                           0
      PERSON       -----------------------------------------------------------
                     10   SHARED DISPOSITIVE POWER
       WITH
                           1,241,716
------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


       1,241,716
------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                          [_]
------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       3.2%
------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON


------------------------------------------------------------------------------

--------------------------                           -------------------------
CUSIP NO. 808905103                   13D             Page 7 of 13 Pages
--------------------------                           -------------------------

------------------------------------------------------------------------------
       00-Revocable trust
------------------------------------------------------------------------------

     This Amendment No. 7 (this "Amendment") amends and supplements the Statement on Schedule 13D, dated July 20, 1999 and filed on July 29, 1999, as amended by Amendment No. 1, dated December 2, 1999 and filed on December 3, 1999, Amendment No. 2, dated December 9, 1999 and filed on December 14, 1999, Amendment No. 3, dated January 13, 2000 and filed on January 14, 2000, Amendment No. 4, dated and filed on January 18, 2000, Amendment No. 5, dated January 20, 2000 and filed on January 24, 2000, and Amendment No. 6, dated January 31, 2000 and filed on February 1, 2000 (the "Original Schedule 13D"), relating to the Common Stock, par value $.001 per share (the "Shares"), of Scios Inc., a Delaware corporation (the "Issuer"). Randal J. Kirk, a citizen of the United States ("Mr. Kirk"), and each of the following entities that Mr. Kirk directly controls: RJK, L.L.C., a Virginia limited liability company ("RJK"), Kirkfield, L.L.C., a Virginia limited liability company ("Kirkfield"), The Kirk Family Investment Plan, a joint account ("KFIP"), and R.J. Kirk Trust under Declaration of Trust dated March 29, 2000, a revocable trust of which Mr. Kirk is the sole trustee ("Kirk Trust" and, collectively with Mr. Kirk, RJK, Kirkfield and Kirk Trust, the "Reporting Persons"), are filing this Amendment to update the information with respect to the beneficial ownership of the Shares by the Reporting Persons.


Item 1.  Security and Issuer.
         --------------------

     The last sentence of Item 1 of the Original Schedule 13D is hereby amended to read in its entirety as follows:

         "The principal executive offices of the Issuer are located at 820 W. Maude Avenue, Sunnyvale, California 94086."

Item 2.  Identity and Background.
         ------------------------

     The first paragraph of Item 2 of the Original Schedule 13D is hereby amended to read in its entirety as follows:

         "This statement is being filed on behalf of Randal J. Kirk, a citizen of the United States ("Mr. Kirk"), and each of the following entities that Mr. Kirk directly controls: RJK, L.L.C., a Virginia limited liability company ("RJK"), Kirkfield, L.L.C., a Virginia limited liability company ("Kirkfield"), The Kirk Family Investment Plan, a joint account ("KFIP"), and R.J. Kirk Trust under Declaration of Trust dated March 29, 2000, a revocable trust of which Mr. Kirk is the trustee ("Kirk Trust" and, collectively with Mr. Kirk, RJK, Kirkfield and Kirk Trust, the "Reporting Persons")."

Item 3.  Source and Amount of Funds or Other Consideration.
         --------------------------------------------------

     The first paragraph of Item 2 of the Original Schedule 13D is hereby amended to read in its entirety as follows:


                              Page 8 of 13 Pages

         "The Reporting Persons used an aggregate of approximately $8,307,905 of funds to purchase the shares of Common Stock reported by them in Item 5(a) hereof."

Item 5.  Interest in Securities of the Issuer.
         -------------------------------------

     Item 5(a) of the Original Schedule 13D is hereby amended to read in its entirety as follows:

         "The aggregate number and percentage of shares of Common Stock to which this statement relates is 2,000,000 shares, representing 5.2% of the 38,468,652 shares outstanding as reported by the Issuer on August 14, 2000 in the Issuer's Quarterly Report on Form 10-Q for the quarter ended June 30, 2000 (the most recent available filing by the Issuer with the Securities and Exchange Commission). RJK directly beneficially owns 481,377 of the shares to which this statement relates, Kirkfield directly beneficially owns 276,907 of the shares to which this statement relates and Kirk Trust directly beneficially owns 1,241,717 of the shares to which this statement relates. Mr. Kirk could be deemed to have indirect beneficial ownership of the shares directly beneficially owned by each of RJK, Kirkfield and Kirk Trust."

     Item 5(b) of the Original Schedule 13D is hereby amended to read in its entirety as follows:

         "Each of the Reporting Persons has, together with Mr. Kirk, the shared power to vote or direct the vote and the shared power to dispose or to direct the disposition of the shares of Common Stock reported for it in Item 5(a) hereof."

     Item 5(e) of the Original Schedule 13D is hereby amended to read in its entirety as follows:

         "KFIP ceased to be the beneficial owner of any outstanding shares of Common Stock on August 22, 2000."


Item 7    Material to be Filed as Exhibits.
          ---------------------------------

         The following document is being filed as an exhibit to this Amendment and is incorporated herein by reference:

         Exhibit 7.1.  Joint Filing Agreement.

         Exhibit S.    Powers of Attorney to Randal J. Kirk from each of Donna
                       P. Kirk, Julian P. Kirk, Martin G. Kirk and Kellie Leigh
                       Banks.*

         * Incorporated by reference to the Statement on Schedule 13D dated July 20, 1999 and filed with the Securities and Exchange Commission on July 29, 1999.


                              Page 9 of 13 Pages

                                   SIGNATURE
                                   ---------

     After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certify that the information set forth in this statement is true, complete and correct.



Date:  August 29, 2000                  /s/ Randal J. Kirk
                                        -------------------------------
                                        Randal J. Kirk


Date:  August 29, 2000                  RJK, L.L.C.


                                        By:   /s/ Randal J. Kirk
                                              -------------------------
                                              Randal J. Kirk
                                              Manager


Date:  August 29, 2000                  KIRKFIELD, L.L.C.


                                        By:   /s/ Randal J. Kirk
                                              -------------------------
                                              Randal J. Kirk
                                              Manager


Date:  August 29, 2000                  THE KIRK FAMILY INVESTMENT PLAN


                                        By:   /s/ Randal J. Kirk
                                              -------------------------
                                              Randal J. Kirk, individually and
                                              as attorney-in-fact for each of
                                              Donna P. Kirk, Julian P.Kirk,
                                              Martin G. Kirk and Kellie Leigh
                                              Banks


Date:  August 29, 2000                  R.J. KIRK TRUST UNDER DECLARATION OF
                                        TRUST DATED MARCH 29, 2000


                                        By:   /s/ Randal J. Kirk
                                              -------------------------
                                              Randal J. Kirk
                                              Trustee


                              Page 10 of 13 Pages

                                 EXHIBIT INDEX
                                 -------------

Exhibit Number  Exhibit
--------------  -------

Exhibit 7.1.    Joint Filing Agreement.

Exhibit S.      Powers of Attorney to Randal J. Kirk from each of Donna P. Kirk,
                Julian P. Kirk, Martin G. Kirk and Kellie Leigh Banks.*

* Incorporated by reference to the Statement on Schedule 13D dated July 20, 1999 and filed with the Securities and Exchange Commission on July 29, 1999.

                              Page 11 of 13 Pages